
May 19, 2009

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: **Republic Services, Inc.**
Form 10-K for the year ended December 31, 2008
File No. 1-14267

Dear Mr. Holmes:

We have reviewed your response to our letter dated April 23, 2009 and have the following comment. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

16. Commitments and Contingencies

Countywide Matter, page 138

We have read your response to our previous comment five and the enhanced disclosures in your Form 10-Q for the period ended March 31, 2009. In future filings please disclose the amount of damages being sought in the Countywide matter. See Item 103 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief